EXHIBIT 99.1

GOLD STANDARD FILES PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS
AND F-3 REGISTRATION STATEMENT

June 13, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) announces that it has filed a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario, Canada, and a Form F-3 registration statement (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC").

Under the Shelf Prospectus, Gold Standard may offer and issue from time to time any combination of common shares, warrants to purchase common shares, share purchase contracts, subscription receipts and units  (collectively the "Securities") up to an aggregate initial offering price of US$50 million during the 25 month period that the Prospectus, including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

Jonathan Awde, President and Chief Executive Officer of Gold Standard, states “The purpose of filing the Shelf Prospectus and Registration Statement at this time is to provide the Company with greater flexibility to carry out one or more public offerings of securities over the next 25 months having regard to our capital requirements and market conditions from time to time.  We are not seeking to raise US$50 million at this time but are undertaking the necessary regulatory filings to give us the flexibility to fast track future offerings to the public in certain provinces of Canada and the United States, including potential large US institutions that generally shy away from Canadian 4 month hold period private placements, as market conditions permit."

The net proceeds to Gold Standard from the sale of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement. The principal business objective to be achieved with the proceeds is to further the exploration and, if warranted, development, of Gold Standard's 100% owned/controlled Railroad-Pinion project situated at the southeast end of the Carlin Trend of north-central Nevada.  Proceeds will also be used for, inter alia, general administrative and corporate purposes.

A registration statement relating to these Securities has been filed with the SEC, but has not yet become effective. These Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of these Securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the Prospectus are available on request from the Company or at www.sedar.com and www.sec.gov.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the proposed offering of Securities under the Prospectus and Registration Statement, the future effectiveness of the Registration Statement and the anticipated use of proceeds from any offering made under the Prospectus and Registration Statement are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).  These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.  In particular, the term "resource" does not equate to the term "reserve".  The disclosure standards of the United States Securities and Exchange Commission (the "SEC") normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute reserves by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  U.S. investors should also understand that "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. Disclosure of "contained ounces" is also permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves by SEC standards as in place tonnage and grade without reference to unit measures.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com